July 13, 2022

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:     Lauren Pierce

           Joshua Shainess

Re:	Acceleration Request of Anterix Inc.

Registration Statement on Form S-3, filed June 30, 2022

(File No. 333-265930)

Ladies and Gentlemen:

Pursuant to Rules 460 and 461 under the Securities Act of 1933, as amended, Anterix Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effectiveness of the above-referenced Registration Statement, to 5:00 p.m., Eastern Time, on Friday, July 15, 2022, or as soon thereafter as practicable.

Thank you for your assistance. If you should have any questions, please contact Ryan Gunderson of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, counsel to the Registrant, at (858) 436-8046.

Very truly yours,

/s/ Gena Ashe
Gena Ashe
Chief Legal Officer and Corporate Secretary